**Joseph "Chip" Langston - CFO**



Chip Langston is a CPA with over 50 years' upstream oil and gas experience. During this time, he has managed several operating companies and was President or CFO of two public companies. Currently, Mr. Langston manages Magnolia Energy Advisors, LLC, providing advice to oil operators pursuing producing property acquisitions.

In 2023, Chadbourne Development Corporation was formed to pursue the drilling and development of the Ft. Chadbourne Project in West Texas. The founders of Chadbourne Development Corporation are Dick & Jack Boyce and Chip Langston.

In 2026, Dolomite Energy Corporation was formed to pursue the drilling and production development of certain identified prospects through the purchase of direct working interest in wells. The founders of Dolomite Energy are Dick & Jack Boyce and Chip Langston